Sonterra Resources, Inc.
523 North Sam Houston Parkway East
Suite 1220
Houston, TX  77060

January 20, 2009

To:
John W. Madison
Securities Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 7010
Washington, D.C. 20549-3561
Tel: (202) 551-3296
Fax: (202) 772-9368

Re:	Sonterra Resources, Inc.
Preliminary Revised Information Statement on Schedule 14C
Filed December 16, 2008
File No. 0-29463

Dear Mr. John W. Madison,

The following contains our response to your comment letter dated December 30, 2008:

Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 5

1.           We note that you have incorporated by reference the information required by Item 13 of Schedule 14A.  Please confirm to us in writing that you will comply with Item 13(b)(2) of Schedule 14A, which requires you to deliver your annual report or a previously-filed statement or report with the required Item 13 disclosure to recipients of the information statement.

We will comply with Item 13(b)(2)of Schedule 14A by including a previously filed statement with the required Item 13 disclosure in our mailing to the shareholders.

Election of Directors, page 6

2.           We reissue prior comment 4 in part.  Please provide both the month and the year indicating precisely when each assignment began and ended for each of your director nominees, and ensure that the entire five year period is covered without any gaps or ambiguities as to time or positions held.

Please see the below revision for each director nominee:

DONALD E. VANDENBERG, age 65, currently serves as the Chief Executive Officer and President since June 2008 and has been a director since June 2008. Mr. Vandenberg is a petroleum engineer and has held senior management positions throughout his 40-year career in the exploration and production field. From January 2004 to present, he co-founded and has served as CEO and President of Velocity Energy Limited LLC, General Partner of Velocity Energy Offshore LP and Velocity Energy Partners LP, all of which entities have been acquired by Sonterra. Mr. Vandenberg was formerly President of J. M. Corporation’s Energy Sector.  Prior to that, he was Senior Vice President and General Manager of Equitable Resources Company, Vice President of Engineering and Development of Maxus Energy Corp., and held managerial positions at Kilroy Company of Texas, Union Texas Petroleum, Inc., and Aminoil, Inc. Mr. Vandenberg has a Professional Degree in Petroleum Engineering from the Colorado School of Mines.

GARY L. LANCASTER, age 54, currently serves as the Chief Legal Officer, Vice President and Secretary since June 2008 and has been a director since June 2008. Mr. Lancaster has been a practicing lawyer for 29 years and has extensive legal and land experience in virtually all facets of the oil industry. From October 2004 to present, he was a co-founder of and has served as Vice President of Velocity Energy Limited LLC and its affiliated entities until joining Sonterra in June 2008. From February 2004 to October 2004, Mr. Lancaster was Partner at Duane Morris LLP and from April 2001 until February 2004, he was Of Counsel at Baker & McKenzie. Mr. Lancaster has also held senior legal and management positions in upstream, midstream, downstream, and oilfield service companies, including as Vice President of Legal Affairs for J. M. Corporation’s Energy Sector; Senior Vice President and General Counsel of ICO Inc.; and Senior Attorney with Scurlock Permian Corporation, a division of Ashland Oil, Inc. He has a BA Degree in Political Science from West Virginia University and a JD Degree from the University of Miami.

HERBERT E. WARNER, age 64, was appointed as a director in November 2008. From January 1997 to present, Mr. Warner has been self-employed as an independent contractor, consultant and forensic accountant providing consulting services to a variety of clients, mainly in the oil and natural gas industry such as preparing clients’ financial statements and reviewing financial books and records. Mr. Warner is a licensed certified public accountant in both Texas and New Mexico.  He received a Master's of Business Administration Degree from the University of New Mexico and a Bachelor of Science Degree in Accounting from Bowling Green State University.

JEFFREY W. TOOTH, age 52, who was appointed as a director in November 2008, is an executive with 25 years of diverse management, business and technical experience including extensive hands-on experience leading junior and senior oil and gas companies. From June 2007 to the present, Mr. Tooth has been employed as a consultant performing geological services in Calgary, Alberta. From November 2005 until the sale of the Company in June 2007, Mr. Tooth was Vice President of Trigger Resources, a junior E&P company focused on heavy oil and natural gas in Saskatchewan. From July 2005 through November 2005, Mr. Tooth traveled and spent time with his family. From September 2002 through the sale of Canstar in July 2005, Mr. Tooth was the President and co-founder of Canstar Exploration Ltd., a private exploration company that was backed by J.M. Huber Corporation and J.R. Richardson. Prior to Canstar, Mr. Tooth was a Vice President of Exploration for J. M. Huber Corporation’s Canada subsidiary. Prior to joining J.M. Huber, Mr. Tooth was Western Canada Exploration Manager for Husky Oil, a senior oil and gas company ranked among the top 10 producers in Canada. Mr. Tooth received a Bachelor of Science Degree (Hons.) in Geology in 1978 and a Master of Science Degree in Petrology in 1980, both from the University of London. He is a member of A.P.E.G.G.A. and several other professional organizations. He has served on the boards of Trigger Resources Ltd., Canstar Exploration Ltd. and Velocity Energy LLC.

ROBERT TERRY GILL, age 59, has served as a director of the Company since April 2008. From August 2003 to present, Mr. Gill has been a partner of Spirit Drilling Fluids.  Spirit Drilling Fluids provides drilling fluids for drilling operations for oil and gas wells.   From September 2001 through August 2003, he was employed by Newpark Resources as a technical manager. From 1988 to 1996 he served as the South Texas Area Manager for International Drilling Fluids. In 1986, Mr. Gill started Cablevest, a cable television business, where he served as president for two years. Prior to forming Cablevest, in 1981, Mr. Gill started Gilden Laboratories where he served as president and was in charge of all financial aspects of operations for five years. From 1975 to 1981, Mr. Gill was employed as a drilling fluid engineer at TG Coast. Mr. Gill is a graduate of the University of Houston with a Bachelor of Science Degree earned in 1971.

DONALD J. SEBASTIAN, age 56, has served as our Chief Financial Officer and Vice President of Sonterra Resources since July 2008.  Mr. Sebastian has over 34 years of experience in the oil and gas industry including a unique mix of the financial and accounting expertise traditionally associated with CFOs plus substantial onshore and offshore operating expertise which he acquired over the four years from January 2004 through June 2008 where Mr. Sebastian was Vice President of Onshore Operations and Business Development with Michael Baker Corporation, a civil engineering and oil and gas service services with worldwide operations. Prior to that, he was Senior Vice President responsible for the Gulf Coast Business Unit of the Energy Sector of J. M. Huber Corporation where he previously had been the Chief Financial Officer and served in other positions during the course of his 25 year tenure with Huber from 1979 until January 2004. Mr. Sebastian has a BS Degree in Business Administration from Trinity University.

Closing Comments

The Company acknowledges the following:
●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,
Sonterra Resources, Inc.

/s/Donald E. Vandenberg
Donald E. Vandenberg
CEO and Director

ANNEX ONE

As requested, the following is a copy of the comments faxed to you on January 15, 2009:

Sonterra Resources, Inc.
523 North Sam Houston Parkway East
Suite 1220
Houston, TX  77060

January 15, 2009

To:
John W. Madison
Securities Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 7010
Washington, D.C. 20549-3561
Tel: (202) 551-3296
Fax: (202) 772-9368

Re:	Sonterra Resources, Inc.
Preliminary Revised Information Statement on Schedule 14C
Filed December 16, 2008
File No. 0-29463

Dear Mr. John W. Madison,

The following contains our response to your comment letter dated December 30, 2008:

Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 5

1.           We note that you have incorporated by reference the information required by Item 13 of Schedule 14A.  Please confirm to us in writing that you will comply with Item 13(b)(2) of Schedule 14A, which requires you to deliver your annual report or a previously-filed statement or report with the required Item 13 disclosure to recipients of the information statement.

We will comply with Item 13(b)(2)of Schedule 14A by including a previously filed statement with the required Item 13 disclosure in our mailing to the shareholders.

Election of Directors, page 6

2.           We reissue prior comment 4 in part.  Please provide both the month and the year indicating precisely when each assignment began and ended for each of your director nominees, and ensure that the entire five year period is covered without any gaps or ambiguities as to time or positions held.

Please see the below revision for each director nominee:

DONALD E. VANDENBERG, age 65, currently serves as the Chief Executive Officer and President and has been a director since June 2008. Mr. Vandenberg is a petroleum engineer and has held senior management positions throughout his 40-year career in the exploration and production field. From January 2004 to present, he co-founded and has served as CEO and President of Velocity Energy Limited LLC, General Partner of Velocity Energy Offshore LP and Velocity Energy Partners LP, both of which limited partnerships have been acquired by Sonterra. Mr. Vandenberg was formerly President of J. M. Corporation’s Energy Sector.  Prior to that, he was Senior Vice President and General Manager of Equitable Resources Company, Vice President of Engineering and Development of Maxus Energy Corp., and held managerial positions at Kilroy Company of Texas, Union Texas Petroleum, Inc., and Aminoil, Inc. Mr. Vandenberg has a Professional Degree in Petroleum Engineering from the Colorado School of Mines.

GARY L. LANCASTER, age 54, currently serves as the Chief Legal Officer, Vice President and Secretary and has been a director since June 2008. Mr. Lancaster has been a practicing lawyer for 29 years and has extensive legal and land experience in virtually all facets of the oil industry. From October 2004 to present, he was a co-founder of and has served as Vice President of Velocity Energy Limited LLC and its affiliated entities until acquired by Sonterra in June 2008. From February 2004 to October 2004, Mr. Lancaster was Partner at Duane Morris LLP and from April 2001 until February 2004, he was Of Counsel at Baker & McKenzie. Mr. Lancaster has also held senior legal and management positions in upstream, midstream, downstream, and oilfield service companies, including as Vice President of Legal Affairs for J. M. Corporation’s Energy Sector; Senior Vice President and General Counsel of ICO Inc.; and Senior Attorney with Scurlock Permian Corporation, a division of Ashland Oil, Inc. He has a BA Degree in Political Science from West Virginia University and a JD Degree from the University of Miami.

HERBERT E. WARNER, age 64, was appointed as a director in November 2008. From January 1997 to present, Mr. Warner has been self-employed as an independent contractor, consultant and forensic accountant providing consulting services to a variety of clients, mainly in the oil and natural gas industry such as preparing clients’ financial statements and reviewing financial books and records. Mr. Warner is a licensed certified public accountant in both Texas and New Mexico.  He received a Master's of Business Administration Degree from the University of New Mexico and a Bachelor of Science Degree in Accounting from Bowling Green State University.

JEFFREY W. TOOTH, age 52, who was appointed as a director in November 2008, is an executive with 25 years of diverse management, business and technical experience including extensive hands-on experience leading junior and senior oil and gas companies. From June 2007 to the present, Mr. Tooth has been employed as a consultant performing geological services in Calgary, Alberta. From November 2005 until the sale of the Company in June 2007, Mr. Tooth was Vice President of Trigger Resources, a junior E&P company focused on heavy oil and natural gas in Saskatchewan. From July 2005 through November 2005, Mr. Tooth traveled and spent time with his family. From September 2002 through the sale of Canstar in July 2005, Mr. Tooth was the President and co-founder of Canstar Exploration Ltd., a private exploration company that was backed by J.M. Huber Corporation and J.R. Richardson. Prior to Canstar, Mr. Tooth was a Vice President of Exploration for J. M. Huber Corporation’s Canada subsidiary. Prior to joining J.M. Huber, Mr. Tooth was Western Canada Exploration Manager for Husky Oil, a senior oil and gas company ranked among the top 10 producers in Canada. Mr. Tooth received a Bachelor of Science Degree (Hons.) in Geology in 1978 and a Master of Science Degree in Petrology in 1980, both from the University of London. He is a member of A.P.E.G.G.A. and several other professional organizations. He has served on the boards of Trigger Resources Ltd., Canstar Exploration Ltd. and Velocity Energy LLC.

ROBERT TERRY GILL, age 59, has served as a director of the Company since April 2008. From August 2003 to present, Mr. Gill has been a partner of Spirit Drilling Fluids. From September 2001 through August 2003, he was employed by Newpark Resources as a technical manager. From 1988 to 1996 he served as the South Texas Area Manager for International Drilling Fluids. In 1986, Mr. Gill started Cablevest, a cable television business, where he served as president for two years. Prior to forming Cablevest, in 1981, Mr. Gill started Gilden Laboratories where he served as president and was in charge of all financial aspects of operation for five years. From 1975 to 1981, Mr. Gill was employed as a drilling fluid engineer at TG Coast. Mr. Gill is a graduate of the University of Houston with a Bachelor of Science degree earned in 1971.

DONALD J. SEBASTIAN, age 56, has served as our Chief Financial Officer and Vice President of Sonterra Resources since July 2008.  Mr. Sebastian has over 34 years of experience in the oil and gas industry including a unique mix of the financial and accounting expertise traditionally associated with CFOs plus substantial onshore and offshore operating expertise which he acquired over the four years from January 2004 through June 2008 where Mr. Sebastian was Vice President of Onshore Operations and Business Development with Michael Baker Corporation, a civil engineering and oil and gas service services with worldwide operations. Prior to that, he was Senior Vice President responsible for the Gulf Coast Business Unit of the Energy Sector of J. M. Huber Corporation where he previously had been the Chief Financial Officer during the course of his 25 year tenure with Huber. Mr. Sebastian has a BS Degree in Business Administration from Trinity University.

Closing Comments

The Company acknowledges the following:
●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,
Sonterra Resources, Inc.

/s/Donald E. Vandenberg
Donald E. Vandenberg
CEO and Director